UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

ALPINE IMMUNE SCIENCES, INC.

(Name of Subject Company (Issuer))

ADAMS MERGER SUB, INC.

(Offeror)

a wholly owned subsidiary of

VERTEX PHARMACEUTICALS INCORPORATED

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number of Class of Securities)

Jonathan Biller

Executive Vice President, Chief Legal Officer

Vertex Pharmaceuticals Incorporated

50 Northern Avenue

Boston, Massachusetts 02210

Telephone: (617) 341-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, DE 19801 (302) 651-3250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 22, 2024 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Adams Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Vertex Pharmaceuticals Incorporated (“Vertex”), a Massachusetts corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Alpine Immune Sciences, Inc., a Delaware corporation, at a purchase price of $65.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions described in the Offer to Purchase dated April 22, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Offer will expire at one minute past 11:59 p.m., Eastern Time, on May 17, 2024, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement (such date and time or such subsequent time on such subsequent date, the “Expiration Time”). In the case of an extension of the Expiration Time, a public announcement of such extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. The terms and conditions relating to the Offer, including the procedures regarding the extension of the Expiration Time, are described in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1, 4, 6, 7 and 11.

The Offer to Purchase and Items 1, 4, 6, 7 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth on page 47, in the existing second paragraph under the subheading “Antitrust Compliance” in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented as follows (new language underlined; deleted language struck through):

Vertex and Alpine ~~expect to~~ filed their respective Premerger Notification and Report Forms pursuant to the HSR Act (the “HSR Notification Forms”) with the FTC and the DOJ on ~~or prior to~~ April 24, 2024, which filing ~~will~~ initiated a 15-day waiting period.

Items 4, 5, 9 and 11.

The Offer to Purchase and Items 4, 5, 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth on page 18, in the existing seventh paragraph under the subheading “Background of the Offer” in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Alpine” of the Offer to Purchase is amended and supplemented as follows (new language underlined; deleted language struck through):

On April 4, 2024, the Vertex ~~Transaction Committee~~ Board met to discuss the status and strategy of the potential transaction with Alpine. The Vertex ~~Transaction Committee~~ Board reviewed the ongoing diligence which Vertex had conducted and further considered deal strategy, economic terms, and potential next steps for engagement with Alpine.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(D)	Press Release dated May 6, 2024 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Vertex Pharmaceuticals Incorporated with the SEC on May 6, 2024).

(a)(5)(E)*	Slide Excerpts from Vertex Q1 Earnings Call Presentation on May 6, 2024.

(a)(5)(F)*	Transcript of Vertex Q1 Earnings Call on May 6, 2024.

*	filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024.

ADAMS MERGER SUB, INC.

By:	/s/ Jonathan Biller
	Name:	Jonathan Biller
	Title:	Secretary

VERTEX PHARMACEUTICALS INCORPORATED

By:	/s/ Jonathan Biller
	Name:	Jonathan Biller
	Title:	Executive Vice President and Chief Legal Officer